UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K
                                    --------

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
         RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2004

Commission File Number: 0-29031

                              SINOVAC BIOTECH LTD.
                              --------------------
                       (Name of Registrant in its charter)

                               ANTIGUA and BARBUDA
                               -------------------
         (State or other jurisdiction of incorporation or organization)

                               39 Shangdi Xi Road
                            Haidian District, Beijing
                                  China 100085
                            -------------------------
              (Address of principal executive offices and zip code)

                               Tel: 86-10-82890088
                               Fax: 86-10-62966910
                               -------------------
                      (Issuer's telephone and fax numbers)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                Form 20-F  X     Form 40-F
                         -----            -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes              No  X
                   -----           -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                    ------

INDEX
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Item
----

1.   Press Release dated August 9, 2004 - Exhibit 99.1
2.   Press Release dated August 11, 2004 - Exhibit 99.2
3.   Press Release dated August 13, 2004 - Exhibit 99.3
4.   Press Release dated August 30, 2004 - Exhibit 99.4

Item 1. Press Release dated August 9, 2004 - Exhibit 99.1
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Item 2. Press Release dated August 11, 2004 - Exhibit 99.2
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Item 3. Press Release dated August 13, 2004 - Exhibit 99.3
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Item 4. Press Release dated August 30, 2004 - Exhibit 99.4
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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                    SINOVAC BIOTECH LTD.

Date:  September 15, 2004                           By:  /s/ Weidong Yin
                                                        ------------------------
                                                         Weidong Yin, CEO and a
                                                         Director

                                  EXHIBIT INDEX


Number     Exhibit                                    Sequential Page Number
------     -------                                    ----------------------
 99.1      Press Release dated August 9, 2004                    4
 99.2      Press Release dated August 11, 2004                   7
 99.3      Press Release dated August 13, 2004                   9
 99.4      Press Release dated August 30, 2004                  11